Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2016	2015
Earnings before income taxes excluding noncontrolling interest	$323	$255
Add:
Interest expense	70	70
Appropriate portion of rental expense (1)	8	7
Amortization of capitalized interest	1	1
Earnings as adjusted	$402	$333

Fixed charges:
Interest expense	$70	$70
Appropriate portion of rental expense (1)	8	7
Capitalized interest	2	2
Total fixed charges	$80	$79

Ratio of earnings to fixed charges	5.0x	4.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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